July 28, 2020

Via Electronic Filing

Mr. Edward M. Kelly

Senior Counsel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Atlis Motor Vehicles, Inc 1-A Letter July 28, 2020 File No. 24-11207

Dear Mr. Kelly.

Atlis Motor Vehicles (the “Company” or “Atlis”) submits this letter in response to the Company’s Comment Letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“the SEC”) dated July 28, 2020, with regard to Offering Statement on Form 1-A Filed May 8, 2020 Amendments 1, 2, 3, 4, and 5 to Offering Statement on Form 1-A Filed May 8, 2020, May 11, 2020, June 5, 2020, July 15, 2020, and July 28, 2020 (the “Offering”).

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

The Offering, page 9

1. Disclosure here and under "Dilution" on page 34 that there are 17,082,467 shares of common stock outstanding before the offering is inconsistent with disclosure in Part I that there are 4,871,129 Class A shares of common stock and 12,225,048 Class D of common stock which total 17,096,177 shares of common stock outstanding and with disclosure on page 52 that there are 4,871,129 Class A shares of common stock and 12,280,753 Class D shares of common stock which total 17,151,882 shares of common stock outstanding. Please reconcile the disclosures. Additionally, indicate by footnote or otherwise on page 9 the number of Class A shares of common stock and the number of Class D shares of common stock outstanding before the offering.

The Company has reconciled the stock counts throughout the document and updated all totals as of July 28, 2020. There are 4,871,129 Class A shares of common stock and 12,225,048 Class D of common stock which total 17,096,177 shares of common stock outstanding. A footnote has been included on Page 9 of the offering as well.

Ex1A-4 Subscription Agreement, page 1

2. Revise the disclosure that the offering will close the first of (i) November 30, 2020, subject to an extension of 180 days, (ii) the date on which the maximum offering is sold, or (iii) when the board of directors elects to terminate the offering so that it is consistent with the disclosure in the offering circular that the offering will terminate the earliest of (i) January 15, 2021, subject to an extension of up to 180 days, (ii) the date on which the maximum offering is sold, or (iii) when the board of directors elects to terminate the offering.

The Company has updated the subscription agreement termination language to match that of the offering.

Ex1A-13, page 1

3. Notwithstanding your response to prior comment 11, the slide was not removed. Please revise, or tell us why it is appropriate to include the company's valuation and price per share.

Please review Ex1A-13 again. It has, in fact, been removed. You will see mention of reservations and our target raise, not any mention of valuation or price per share.

Please telephone the undersigned at (916)239-5776 if you have any questions or require any additional information.

Very truly yours,

/s/Annie Pratt

Annie Pratt
President